Exhibit (a)(1)(D)

Offer to Purchase

All Outstanding Shares of Common Stock

of

CARDCONNECT CORP.

at

$15.00 PER SHARE, Net in Cash

Pursuant to the Offer to Purchase dated June 7, 2017

by

MINGLEWOOD MERGER SUB INC.,

a wholly-owned subsidiary

of

FIRST DATA CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE

MINUTE AFTER 11:59 P.M., EASTERN TIME, ON WEDNESDAY, JULY 5, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

June 7, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Minglewood Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of First Data Corporation, a Delaware corporation (“First Data”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CardConnect Corp., a Delaware corporation (“CardConnect”), at a purchase price of $15.00 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions of the Offer to Purchase, dated June 7, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

3. A Notice of Guaranteed Delivery that accompanies the Offer to Purchase to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Wells Fargo Bank, N.A. (the “Depositary”), by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5. CardConnect’s Solicitation/Recommendation Statement on Schedule 14D-9; and

6. A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute past 11:59 P.M., Eastern Time, on Wednesday, July 5, 2017, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 26, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among CardConnect, First Data and Purchaser pursuant to which, as soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into CardConnect (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with CardConnect continuing as the surviving corporation and becoming a wholly-owned subsidiary of First Data.

The Board of Directors of CardConnect (i) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, CardConnect and its stockholders, (ii) has declared it advisable to enter into the Merger Agreement, (iii) has unanimously approved the execution, delivery and performance by CardConnect of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) has agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) is recommending that the stockholders of CardConnect accept the Offer and tender their Shares of Common Stock to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement. For Shares to be properly tendered to the Purchaser pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms Call: (203) 658-9400

Shareholders Call Toll Free: (800) 662-5200

E-mail: tenderinfo@morrowsodali.com

Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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